EX-99.(p)(ii)

CODE OF BUSINESS CONDUCT AND ETHICS

TABLE OF CONTENTS

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WHO WE ARE	1
THIS IS OUR CODE OF ETHICS	1
WHY WE HAVE A CODE	2
Does the Code apply to me?	2
Who is responsible for implementing and administering the Code?	3
Can I obtain a waiver of a provision of the Code?	3
The Code does not cover every situation and does not replace my good judgement.	3
I must report in good faith any suspected violations of the Code.	3
WE DO NOT REPRESENT ORIENTAL IF WE HAVE A CONFLICT OF INTEREST	4
What is a conflict of interest?	4
I cannot receive bribes in exchange for preferential treatment.	5
I cannot use my position with Oriental to obtain an unfair personal advantage.	6
Can I pursue business activities outside of my employment with Oriental?	6
Can I donate to political causes?	6
Can I obtain a loan from Oriental?	7
I only make personnel decision based on sound management practices.	7
How should I deal with suppliers and competitors?	7
WE ARE FAIR AND HONEST WITH OUR CUSTOMERS	8
WE STRIVE DAILY TO BUILD AND MAINTAIN OUR REPUTATION	8
Can I participate in community service activities?	8
I comply with our accounting controls and recordkeeping policies.	9
How should I interact with public officials?	10
WE PROTECT ORIENTAL’S ASSETS	10
WE RESPECT THE CONFIDENTIALITY OF INFORMATION	11
I must safeguard the confidentiality of materials nonpublic information concerning Oriental.	11
What is material nonpublic information?	11
I will protect our customer’s financial and personal information and handle it with care and in accordance with our Privacy Policy and Information Management Guideline.	12
How do I handle internal and external investigations?	13
How do I respond to questions from reporters and members of the media?	13
WE OBSERVE THE SPIRIT AND LETTER OF THE LAW	13
I will be vigilant to protect Oriental from people who seek to use us to launder money or conduct illegal activities.	13
What investments can I make?	14

WE ARE ACCOUNTABLE FOR OUR ACTIONS	14
What should I do if I know of or suspect a violation of our Code?	14
What are the consequences of violating our Code?	14
I will report my good faith concerns without any fear of retaliation.	15
As a manager or supervisor, what are my responsibilities under the Code?	15
AS A SUPPLIER TO ORIENTAL, WE CONDUCT OUR BUSINESS ETHICALLY AND IN COMPLIANCE WITH APPLICABLE LAWS (THE “SUPPLIER’S CODE OF CONDUCT”)	16
I respect my employees’ legal and human rights and only rely on suppliers that respect their employees’ legal and human rights.	16
I operate my business in compliance with all applicable laws.	16
I will not induce any director, officer, employee or agent of Oriental to violate the Code.	16
I will seek to conduct my business without causing harm to my clients, employees and community.	17
What happens if I do not comply with the Supplier’s Code of Conduct?	17

WHO WE ARE

OFG Bancorp, commonly known as Oriental, was founded in 1964 in the town of Humacao, Puerto Rico as Oriental Federal Savings and Loan Association, a savings and loan association that promoted consumer savings and home ownership by extending mortgage loans. Through the years, we became a savings bank, and then a commercial bank. In 1992, we became the first bank in Puerto Rico to be listed in the American Stock Exchange, the second largest stock-exchange index in the United States. Our common stock (symbol: OFG) is currently traded in the New York Stock Exchange.

Today, we are a diversified financial services company with several subsidiaries, including a commercial bank, a securities broker-dealer, an insurance agency and a retirement benefits plan administrator. We have expanded considerably the products and services we offer to our customers, including wealth management services and diverse segments of consumer and commercial banking.

Oriental has a network of branches throughout Puerto Rico and the U.S. Virgin Islands. We strive to provide our customers with high value financial advisory services at each branch and to serve our customers’ transactional needs wherever they are through our digital channels without having to visit our branches. This financial services model allows our customers to take full advantage of our financial planning expertise.

Our mission is to help make possible the progress of our clients, employees, shareholders, and the communities we serve. We are more than a traditional bank; we differentiate ourselves by using technology to provide the highest quality of service to our clients.

THIS IS OUR CODE OF ETHICS

We expect you, our directors, officers, employees, agents and suppliers, as an integral part of our team, to hold yourselves to the highest standards of ethical and professional conduct. The Oriental Code of Business Conduct and Ethics (the “Code”) is intended to embody such standards, and we encourage you to lead in representing our values in every aspect of your personal and professional life.

The foundation of our Code consists of the following core themes:

•	We do not represent Oriental if we have a conflict of interest.
•	We are fair and honest with all our customers.
•	We strive daily to build and maintain our reputation.
•	We protect Oriental’s assets.
•	We respect the confidentiality of information.
•	We observe the spirit and letter of the law.
•	We are accountable for our actions.

These core themes of the Code are intended to ensure that Oriental, as an institution:

•	is accountable to its investors and clients;
•	respects the worth and dignity of individuals;
•	respects pluralism, diversity, and inclusiveness;
•	conducts its business with transparency, integrity, and honesty;
•	is a responsible steward of its resources; and
•	is committed to excellence and maintaining the public trust.

As a part of Oriental, you are expected to conduct your personal affairs with prudence and dignity to enhance Oriental’s image and reputation.

WHY WE HAVE A CODE

We have established our Code to guide you in understanding and carrying out a mandate for honesty, integrity and high standards of conduct since:

•	Our reputation for integrity is our most valuable asset and is determined by you.
•
You must manage your personal and business affairs to avoid situations that might lead to a conflict or even an appearance of conflict between your interests and your duty to Oriental, our customers or our shareholders.

•	You may not use your position for private gain, to advance your personal interests, or to obtain favors for anyone else.
•	You are expected to comply with all applicable laws, rules and regulations.
•	You are expected to report violations of the Code.

Does the Code apply to me?

Our Code applies to you if you are one of our directors, officers, employees, whether regular, temporary, full-time or part-time, and agents or independent contractors. Our Code also contains a section specifically addressing our expectations with respect to suppliers, who are required to agree to comply with our Code or to implement and comply with a code of ethics containing substantially similar provisions.

New directors, officers and employees will be provided with a copy of our Code and asked to sign a statement acknowledging your responsibility for reading, understanding and complying with our Code. Annually, all employees must complete a certification acknowledging their responsibility for reading, understanding and complying with our Code. You are responsible for knowing the contents of our Code and for attending any meetings we may hold from time to time to discuss it. Our Code is also available on our website at www.orientalonline.com.

Who is responsible for implementing and administering the Code?

Our Code was adopted by our Board of Directors and is administered by the General Counsel. Our Board of Directors will review the Code every three years or as may be required to address changes in laws, our policies and guidelines, or unanticipated circumstances.

You will either receive a printed copy of the Code or will be directed to review an electronic version upon being hired and will be introduced to the Code during your initial training. You will also be requested to certify compliance with the Code annually on the Annual Employee Certification.

Can I obtain a waiver of a provision of the Code?

Unless you are a director or executive officer, any waiver of the provisions of our Code may be approved by our Human Resources Department. If you are a director or executive officer, any waiver may be approved only by our General Counsel, who will promptly disclose any such waiver to our shareholders as required by the rules of the New York Stock Exchange.

The Code does not cover every situation and does not replace my good judgment.

Our Code is not intended to be comprehensive or all inclusive nor is it a substitute for your good judgment and discretion in making informed, thoughtful decisions. It is intended to provide you with guidance in order to translate our values and principles into actions as part of our business practices.

It is also intended to complement other policies, guidelines, manuals or procedures that we have in place. If you have any questions concerning our Code or any other policies, guidelines, manuals or procedures, we encourage you to bring it to the attention of your supervisor or our Human Resources Director.

For example, employees and independent contractors of our brokerage firm are governed by licensing requirements and are subject to additional legal requirements that may be more restrictive.

I must report in good faith any suspected violations of the Code.

You are responsible for reporting any issue or concern you believe may constitute a violation to the Code or any policies or guidelines of Oriental. You are encouraged to disclose any situation that you believe in good faith to be unethical or wrong to the General Counsel. You may also make the disclosure through any of the following, as may be appropriate under the circumstances (the “Other Designated Channels”):

•	the Human Resources Director;
•
via EthicsPoint, a company with no relationship to Oriental that administers a confidential and anonymous program available 24 hours a day, 7 days a week, at the toll-free number 1-888-366-6023, through the available link on our intranet page, or its website;

•	any executive officer; and

•	by submitting a letter to the Audit Committee of the Board of Directors or the Chairman of the Board of Directors

WE DO NOT REPRESENT ORIENTAL IF WE HAVE A CONFLICT OF INTEREST

What is a conflict of interest?

A conflict of interest is when your personal interests conflict with, or appear to conflict with, the interests of Oriental or our customers. Even the appearance of a conflict erodes the trust and confidence on which our reputation rests.

You should not represent us in any transaction where you, or your relatives or close personal friends, have a significant interest.

Examples of a significant interest include:

•	involvement as a proprietor or partner in a firm, or participant in a joint venture;
•	owning a large enough investment in a business to influence its policies and decisions; or
•	any situation where you find it difficult to perform your work objectively and effectively.

You should avoid transactions involving any of the above circumstances. Otherwise, a conflict of interest may exist.

Conflicts of interest may arise under a variety of circumstances, such as for example, authorizing or making any loan or guarantee; approving any overdrafts; authorizing or accepting any checks on uncollected funds; waiving any late charges, overdraft charges, or other ordinary fees; or waiving any financial statements or collateral documents. You must not make any decisions concerning our business if you have a conflict of interest.

Some questions that you should ask yourself to identify a conflict of interest are:

•
Perception - “Would it appear to other people that I have a potential conflict?” “If all of the facts were published on Facebook, Twitter, Instagram or other social media, would I or Oriental be embarrassed?”

•	Intent - “Is the offer intended to influence my judgment?”
•	Impact - “Will Oriental, its customers or investors be negatively affected if I behave in a certain manner or participate in the transaction?”
•	Objectivity - “Will my participation affect a customer’s or my judgment, or my ability to be objective, with regard to any business decision?”
•	Time considerations - “Will the activity interfere with the time or effort that I need to be effective at my job with Oriental?”

If you are concerned that a conflict of interest or the appearance of any such conflict may exist, please bring your concerns to the attention of the General Counsel, or report your concerns through any of the Other Designated Channels.

I cannot receive bribes in exchange for preferential treatment.

You may not solicit or accept anything of value for yourself or anyone other than Oriental in exchange for any business service, referral or confidential information of ours, or otherwise in connection with our business, whether before or after a transaction is discussed, consummated or rejected. You should disclose in writing immediately to your supervisor all gifts received or offered to you, except for:

•	Benefits available to the general public under the same conditions available to you;
•
Gifts, gratuities, amenities, or favors based on your family or close personal relationships (such as those with your parents, children, or spouse) when the circumstances make it clear that it is those relationships, rather than our business, which are the motivating factors;

•
Meals, refreshments, travel arrangements or accommodations, or entertainment in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relationships, provided that the expense would be paid for by Oriental as a reasonable business expense if not paid for by another party;

•
Loans from other banks or financial institutions on customary terms and conditions to finance your proper and usual activities, such as home mortgage loans, except where prohibited by law or our Regulation O Policy;

•	Advertising or promotional material of minimal value such as pens, pencils, note pads, key chains, calendars and similar items;
•	Discounts or rebates on merchandise or services available to other customers;
•	Gifts that do not exceed $100 in value that are related to commonly recognized events or occasions, such as a promotion, wedding, graduation, Christmas, bar mitzvah, etc; or
•	Civic, charitable, educational or religious organizational awards in recognition of your service and accomplishments, whose monetary value should not exceed $100.

If you improperly solicit or accept a bribe, we will take appropriate remedial action immediately. Depending upon the severity and circumstances of your violation, we may require that you reimburse the giving party or we may terminate your employment or professional relationship with Oriental. You must submit to the Human Resources Director documentation of the nature and value of all gifts and other consideration or remuneration over $100 per customer annually in value that you receive in conjunction with or related to our business. Such documentation will be maintained in a permanent file by our Human Resources Director.

Criminal penalties may apply to whoever corruptly gives offers or promises anything of value to any person, with intent to influence or reward an officer, director, employee, agent or attorney of a financial institution in connection with any business or transaction of such institution. Such penalties may also apply to someone who, as an officer, director, employee, agent or attorney of a financial institution, corruptly solicits or demands for the benefit of any person, or to anyone who corruptly accepts or agrees to accept, anything of value from any person, intending to be influenced or rewarded in connection with any business or transaction of such institution.

I cannot use my position with Oriental to obtain an unfair personal advantage.

You must not engage in self-dealing or otherwise trading on your position with Oriental. You are also prohibited from accepting business opportunities from any person or business doing or seeking to do business with Oriental when that business opportunity is not generally available to other persons or is made available to you because of your position with Oriental.

You may not accept personal fees, gratuities or commissions in connection with any transactions from clients, prospective clients, or referral fees from third-parties or on our behalf.

You must disclose to the General Counsel or report through any of the Other Designated Channels all potential conflicts of interest, including those in which you have been inadvertently placed due to your business or personal relationships with our customers, suppliers, business associates, or competitors.

Can I pursue business activities outside of my employment with Oriental?

You are expected to devote your full attention to our affairs. You must obtain the approval of your supervisor, and our Human Resources Director if you wish to obtain a second job outside Oriental, including starting a business, performing services for another business, running for or accepting any political position. If approved, such other employment or activity may not interfere with or affect your job performance or duties to us and may not be detrimental to our image or affairs.

If you wish to become a director of any for profit business, you must first obtain the approval from our General Counsel to ensure that you do not assume an actual or apparent conflict of interest. If approved by our General Counsel, you may retain any fees earned for your service on any such board of a company in which we have no equity or other material interest.

Can I donate to political causes?

In general, you may make personal political contributions, within applicable legal limits. You may not, directly or indirectly, on our behalf, make any political contributions, including but not limited to payments for dinner or advertising in any political party program, to any affiliated person or candidate, which may constitute an otherwise unlawful political donation payment, and no portion of the compensation paid by Oriental to you or the reimbursement of expenses to you may be for any such purpose.

In the event of becoming a candidate or appointee to a public office, you must obtain prior approval from our General Counsel and, depending on facts and circumstances, such approval may be withheld.

Some officers, employees, associates or independent contractors engaged in municipal securities business may be subject to stricter limitations on political donations and participating in political events. Sanctions for disregarding such limitations may lead to debarment of the officer, employee and/or Oriental from the municipal bond market. If you are engaged in the municipal securities business and have any doubts concerning a political donation, please consult the General Counsel before making any such donations.

Can I obtain a loan from Oriental?

If you are an employee, but not a director or executive officer, you are eligible to borrow from Oriental in accordance with our credit standards. However, you are expected to maintain your financial affairs in a satisfactory manner and to responsibly manage your debts in relation to your income and net worth.

If you are a director or executive officer, we may extend credit to you or to a company or entity in which you have an ownership or controlling interest, subject to certain requirements which are more fully set forth in our Regulation O Policy. You may also obtain a loan from us to buy, trade or carry securities under applicable regulations if, subject to certain legal requirements, the credit is:

•	made or provided in the ordinary course of our consumer credit business,
•	of a type that is generally made available to the public, and
•	made on market terms or terms that are no more favorable than those that are offered to the general public for such extensions of credit.

Borrowing or accepting money from a customer or supplier is prohibited unless the customer or supplier is a financial institution that makes such loans in the ordinary course of business.

I only make personnel decisions based on sound management practices.

You may not give any special consideration to the conditions of employment of any employee of Oriental due to your family or personal relationship. Just as external business decisions are based on sound ethical business practices, you must base all personnel decisions on sound management practices and not be influenced by personal concerns. If you are a supervisory employee, you must advise our Human Resources Director of any relationships with subordinates that may cast doubt as to your objectivity to ensure that you avoid any real, potential or apparent conflict of interest between your personal concerns and sound management practices.

How should I deal with suppliers and competitors?

You must award orders, contracts and commitments to suppliers of goods or services without favoritism. Company business of this nature must be conducted strictly on the basis of merit and, whenever appropriate and feasible, a competitive bidding process. The engagement of all suppliers, including those with relationships to employees, officers and directors, will comply with the Company’s Vendor Management Policy.

Oriental seeks to outperform its competitors fairly and honestly. Under no circumstances should you enter into arrangements or agreements with competitors. This includes such matters as (i) pricing, (ii) marketing policies and strategies, and (iii) official management interlocks with non- affiliates. You must not discuss with competitors our future pricing plans, and any such discussions are strictly forbidden.

WE ARE FAIR AND HONEST WITH OUR CUSTOMERS

As part of our commitment to excellence, you are expected to be fair and honest in all your interactions with our customers. To further emphasize our commitment, we have adopted the Client’s Bill of Rights, which establishes that our clients have the following rights:

•	the right to COURTEOUS treatment.
•	the right to get a responsible ORIENTATION.
•	the right to be spoken to with HONESTY.
•	the right to personalized ASSISTANCE.
•	the right to OBTAIN their banking information easily.
•	the right to ACCURATE financial information.
•	the right to request EXPLANATIONS.
•	the right to be taken care of PROMPTLY.
•	the right to have their privacy RESPECTED.
•	the right to their interests being PROTECTED.

Our client’s rights are our commitment to fairness, honesty and excellence. As such, you are expected to honor and respect our client’s rights.

WE STRIVE DAILY TO BUILD AND MAINTAIN OUR REPUTATION

Our reputation is our most important asset. You should always be mindful of how your professional and personal conduct reflects on us and our business reputation. A single improper, unethical or illegal act may have far reaching consequences for our reputation that may be impossible or very timely to repair. As such, we expect you to follow the highest standards of personal and professional ethics and conduct.

You must refrain from conduct that would reflect negatively upon Oriental and that may in any way damage Oriental’s good name and reputation. You must not act on our behalf or appear to represent us in any activity, transaction or relationship outside your role and responsibilities with Oriental. Also, you must not pursue any such outside activities, transactions or relationships using Oriental’s resources or allow them to interfere with your performance at Oriental.

Can I participate in community service activities?

We strongly value charitable service and encourage you to be actively involved in our community through charitable and civic organizations. Oriental is committed to promoting community development and enrichment through financial education. In furtherance of this goal, we have established a fund that gives donations to nonprofit organizations experienced in developing financial education programs. If you are interested in participating in community service activities, we encourage you to communicate with our Human Resources Director for more information on how you can become more involved in our community.

If you choose to participate in any community service activities, you are responsible for ensuring that your participation does not:

•	place you in any actual or apparent conflict of interest;
•	violate any laws, or any of our policies, manuals or procedures; or
•	interfere with your duties to Oriental.

If you have any concerns regarding a particular activity, you should discuss the matter with our Human Resources Director.

Prior to accepting a personal fiduciary appointment, unless it results from a close family relationship, you must obtain the written approval from our General Counsel.

I comply with our accounting controls and recordkeeping policies.

We have established internal accounting controls and procedures and recordkeeping policies to meet both legal and business requirements. We are required to periodically disclose to the public our financial condition and results of operations. Any violation or failure of our accounting controls and procedures and recordkeeping policies may cause such disclosures to be incomplete or inaccurate, which in turn may cause substantial harm to our business and reputation. You are expected to strictly comply, maintain and adhere to these controls, procedures and guidelines. You are also expected to promptly report any known or suspected violation or failure of these controls, procedures and guidelines.

Our accounting records must be complete, accurate and in reasonable detail. Such records include books of original entry and other financial information used for internal management decision- making and external reporting. The underlying transactions must be properly authorized and recorded on a timely basis in order to permit preparation of financial statements in accordance with GAAP and maintain accountability of assets. You must ensure that each fund or asset is fully and properly recorded on our books. You also must not withhold or conceal material information from our auditors or regulators. In addition, you must not falsify or alter any book, record or account which reflects transactions of Oriental or dispositions of our assets.

Each record or document, whether in electronic or physical form, must be prepared with precision and accuracy in light of the purpose to be served by the record or document. You should be certain that all transactions with other persons on our behalf are properly documented and recorded to avoid any possible allegation that we assisted such persons in improperly recording or detailing the nature of any transactions. In addition, you must follow the recordkeeping and reporting requirements of our Bank Secrecy Act/Anti-Money Laundering and OFAC Compliance Policy in compliance with federal law. If you are authorized to incur business expenses, you are responsible for the accurate and timely reporting of such expenses. All such expenditures must be in accordance with our policies and guidelines.

It is unlawful for you, or any other person acting under your direction, to engage in any form of fraud, including taking any action to fraudulently influence, coerce, manipulate or mislead any accountant engaged in the performance of an audit of our financial statements for the purpose of rendering such financial or other statements of accounts materially misleading.

The Audit Committee of our Board of Directors has adopted the Complaint Procedures for Accounting, Auditing, Securities Law Compliance and Other Matters Policy. These procedures are available on our intranet site.

How should I interact with public officials?

Your interactions with public officials may impact our relationship and reputation with our regulators and may involve other legal and compliance concerns that can affect our business. We expect you to be professional, courteous and respectful towards public officials. Prior to engaging with a public official on our behalf, you must familiarize yourself with any restrictions or limitations that apply to your interactions with such official. If you have any questions concerning how you should interact with a public official, please contact our General Counsel.

You must not offer, give or promise to give anything of value to a public official if it could be seen in any way as a bribe or as intended to influence such official’s judgment. You must at all times comply with the U.S. Foreign Corrupt Practices Act and all other anti-bribery and anti-corruption laws.

Moreover, you may not give, promise or offer anything of value to any government employee, customer or any other person for the purpose of improperly influencing a decision, securing an advantage, avoiding a disadvantage or obtaining or retaining business. Such behavior may expose you and Oriental to significant civil and criminal liability.

Any acts of hospitality toward public officials should never be on such a scale or of such a nature as might tend to compromise or give the impression of compromising the integrity or the reputation of either the public official or Oriental. When appropriate hospitality is extended, it should be with the expectation that it will become a matter of public knowledge.

WE PROTECT ORIENTAL’S ASSETS

You are expected to protect our assets, including our proprietary information, products and services. Unless specifically authorized, you may not misuse, or remove from our facilities any of our personal property, including any furniture, equipment, records, supplies and funds. Also, you may not misuse, including use for personal gain or advantage, or remove from our facilities, other property created, obtained or copied by Oriental for our exclusive use, such as client lists, files, reference materials and reports, computer software, intellectual property, data processing systems, and databases.

Oriental’s communications system, including computers and phones, are primarily for business purposes and subject to review, monitoring and recording at any time, to the extent permitted by applicable law. Personal communications using these systems must be kept to a minimum.

You must not deprive Oriental of a corporate opportunity by competing with Oriental or by taking for yourself an opportunity that is discovered through the use of Oriental’s property or information, or through your position with Oriental. Any assets that you create for Oriental or while using our resources are Oriental’s property and remain as such even if you leave Oriental.

WE RESPECT THE CONFIDENTIALITY OF INFORMATION

Confidentiality is a fundamental principle of the financial services industry. This principle is equally applicable to material nonpublic information concerning Oriental and to similar information that we receive from a customer or supplier for a business purpose, whether such information is obtained through informal or formal communications. We require that you safeguard and protect the confidentiality of both our material nonpublic information and our customers’ financial and personal information.

I must safeguard the confidentiality of material nonpublic information concerning Oriental.

You must protect any material nonpublic information concerning Oriental and maintain any such information confidential. You may only disclose material nonpublic information concerning Oriental on a strict “need to know” basis for a legitimate business purpose, and with the understanding that the information is confidential and may only be used for the limited business purpose for which it was given and received. Otherwise, you may not disclose any material nonpublic information regarding Oriental to any outsider.

When Oriental or anyone acting on its behalf discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and shareholders who may well trade on the basis of the information), it must make public the disclosure of that information. The timing of such required public disclosure depends on whether the selective disclosure was intentional or unintentional. If it was intentional, Oriental would have to make public disclosure simultaneously. If such disclosure was unintentional, Oriental must ensure that it is promptly (i.e., within 24 hours) disclosed to the public.

You should consult our General Counsel before disclosing material nonpublic information regarding Oriental to any outsider or if you are concerned that you may have unintentionally disclosed any such information.

What is material nonpublic information?

The term “material nonpublic information” is broad. You should consider information to be material if a reasonable investor would consider it important in making an investment decision. While it is impossible to list all types of information that may be material, some examples include:

•	mergers and acquisitions,
•	a change in earnings or earnings estimates,
•	changes in dividend policies,
•	sales of substantial assets,
•	changes in debt ratings,
•	liquidity problems,
•	impending insolvency or bankruptcy,
•	significant management developments,
•	corporate fraud,

•	accounting irregularities,
•	implementation of a stock repurchase program,
•	significant litigation or litigation developments, and
•	significant new contracts or loss of business.

I will protect our customer’s financial and personal information and handle it with care and in accordance with our Privacy Policy and Information Management Guideline.

You are expected to be familiar with our Privacy Policy and Information Management Guideline. Our customers’ financial and personal information is entitled to the same respect and care as our funds or physical property. You must not access or use customer information except for appropriate business purposes. To protect the privacy rights of our customers, you must:

•	Collect and maintain only that information which is specifically necessary to service our customer accounts properly and render a fair credit judgment.
•	Maintain in a secure manner all files and recordkeeping systems which contain information on our customers.
•
Not divulge any personal or credit information to third or related parties except with our customer’s duly granted authorization, or pursuant to a proper legal process or regulation, or for purposes of extension of credit by other lenders.

•	Dispose of such information in accordance with our Records Retention and Destruction Policy.

If you receive a subpoena or other legal process requiring that we disclose our customer’s information, you must refer such requirement to our Legal Department to determine its validity, and Oriental will, to the extent permitted by law:

•	Notify the customer as promptly as possible of the request;
•	Give the customer the opportunity to take any available legal recourse by making full use of the maximum legal waiting period before honoring the subpoena or other process;
•	Only release information specifically required by the request and deny access to information not directly requested or specified thereby; and
•	Instruct all officers and employees with access to such information about these privacy provisions.

Within Oriental, customer information should be utilized only for the business purpose for which it was given and restricted to those who need to know. If you are an officer or employee performing fiduciary or investment management services, you must not disclose confidential information concerning your customers to those who are engaged in rendering commercial banking services, such as credit. Likewise, if you are an officer or employee rendering commercial banking services, you must not disclose confidential information concerning your customers to those who are performing fiduciary or investment management services unless such disclosure is previously approved by your customer. These restrictions on sharing customers’ information within Oriental is intended to prevent trust and investment officers from making investment decisions based upon confidential information received through our commercial banking operations.

How do I handle internal and external investigations?

You must fully cooperate with any internal investigation or audit. If you receive a request by a regulatory or governmental agency for information or a request in connection with an external investigation or audit, other than that required for our examinations, you must immediately forward such request to our General Counsel. You must also immediately inform our Legal Department if you are subject to an external investigation or contribute or participate in an external investigation unless you are legally prohibited from doing so.

How do I respond to questions from reporters and members of the media?

You must not communicate with the media without the prior approval of the Director of Marketing or the Chief Executive Officer. If you are contacted or approached by a reporter or member of the media, you should direct all of their inquiries to the Director of Marketing.

WE OBSERVE THE SPIRIT AND LETTER OF THE LAW

In your professional and personal activities, you must observe the spirit and the letter of the law, which include all applicable rules and regulations, as well as our internal policies, guidelines and procedures. Any illegal conduct may cause serious damage to our reputation and our business, and in certain cases, Oriental may be found criminally liable for such conduct. If you believe that someone is committing a crime or violating a law, you must promptly report what you know to our General Counsel or to any of the Other Designated Channels, as may be appropriate under the circumstances.

We will inform the applicable regulatory and law enforcement agencies of any and all suspicious activities or violations of certain laws. We will also inform our insurance carriers of any dishonest or fraudulent acts by our personnel.

Our Code does not state all laws that apply to you or us. However, a violation of any law is also a violation of our Code, regardless of whether such law is described in our Code.

I will be vigilant to protect Oriental from people who seek to use us to launder money or conduct illegal activities.

Money laundering is a serious crime, and financial institutions are particularly susceptible to being used without their knowledge to commit this crime. We are committed to assisting law enforcement agencies and other members of the financial services industry to prevent people who seek to use us to launder money. We are required by law to implement policies that protect us from money laundering by, among other obligations, ensuring that we know who our customers are. To accomplish our goal of preventing money laundering, we have developed and implemented comprehensive Bank Secrecy Act/Anti-Money Laundering and OFAC Compliance Policy to protect us from those who intend to use as a conduit for money laundering. You are required to know and comply with our Bank Secrecy Act/Anti-Money Laundering and OFAC Compliance Policy.

If you have any questions or concerns regarding our Bank Secrecy Act/Anti-Money Laundering and OFAC Compliance Policy, please consult our BSA Officer. If you know or suspect that someone is using Oriental to launder money, you must report the relevant facts to the BSA Officer, the General Counsel or to any of the Other Designated Channels.

What investments can I make?

You are generally free to invest in stocks, bonds and other securities at your discretion, but you must always comply with applicable laws and regulations and with our Insider Trading and Blackout Policy. Speculation, excessive borrowing, and gambling are not consistent with the prudent management of personal affairs expected of you.

You must never make changes in your personal investment portfolio, or buy, sell, trade or recommend securities, while in possession of material nonpublic information relating to Oriental, our customers, or the issuer of such securities.

Our directors and senior executive officers are further prohibited from any purchase our stock within six months of selling our stock, or any sale of our stock within six months of having purchased our stock.

Employees and agents of our brokerage, advisory and trust units may also be subject to additional requirements and restrictions from time to time.

In case of doubt, please consult our Legal Department before engaging in a securities trade.

WE ARE ACCOUNTABLE FOR OUR ACTIONS

What should I do if I know of or suspect a violation of our Code?

If you feel that you have violated or created a potential violation, or the appearance of a violation, of any provision of our Code, even inadvertently, you must report the facts of the situation to our General Counsel or to any of the Other Designated Channels.

Similarly, if you are aware of a violation of our Code by another person, you must report such violation in good faith to our General Counsel or to any of the Other Designated Channels. Depending upon the nature of the actual or potential violation, your position or the position of the person involved, you are encouraged to report it to the General Counsel or to any of the Other Designated Channel you feel is most appropriate to report the violation, which may be anonymously through EthicsPoint.

What are the consequences of violating our Code?

We take violations of our Code seriously. Any violations of the provisions or spirit of our Code will be dealt with in a direct and fair-handed manner. We will investigate and determine all the pertinent facts concerning a known or suspected violation of our Code, at a level commensurate with the seriousness of the case. We will take appropriate disciplinary action against anyone who violates our Code, which may include, but is not limited to, the following:

•	Remedial instruction and training;
•	A letter of reprimand;
•	Suspension of your employment;
•	Termination of your employment;
•	Legal action; or
•	Referral to applicable legal authorities.

In determining the appropriate sanction, we may consider your prior record, the consequences or possible consequences of your violation on our business and reputation, whether your violation is a crime, whether you voluntarily disclosed your violation, and whether your violation appears inadvertent, among other factors.

Any possible disciplinary action will be brought to the attention of our Human Resources Director, who oversees that disciplinary measures are administered uniformly within Oriental. We consider any violation of our Code, or any refusal or failure to cooperate fully with our investigation of a possible violation of our Code, a very serious matter and may be cause for termination of employment.

I will report my good faith concerns without any fear of retaliation.

We value and seek to promote an open environment for you to express your concerns, particularly with respect to any wrongdoing that you may know or suspect. You will not be retaliated against for reporting any concerns you may have in good faith and in accordance with our Code.

You may not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against in the terms and conditions of your employment for reporting unethical or illegal conduct, including providing information to a regulatory or governmental authority. We will investigate any allegations of retaliation, and anyone found responsible for retaliating against an employee for reporting unethical or illegal conduct will be subject to disciplinary action.

If you are concerned that you may have been subject to retaliation or other improper treatment, you should contact our Human Resources Director our General Counsel or report such incident to any of the Other Designated Channels.

As a manager or supervisor, what are my responsibilities under the Code?

We are all responsible for abiding by the Code, but managers and supervisors have additional obligations to:

•	Lead by example
•	Hold others accountable for acting in accordance with our values and our Code
•	Make sure that colleagues and members of our team are aware of the standards contained in our Code and related policies, guidelines and procedures.

•	Maintain a workplace environment that encourages candid discussions about ethics issues with no fear of reprisal.
•	Not abuse your position or influence
•	Treat all employee reports and ethics complaints confidentially and consistently follow company policies, guidelines and procedures for handling them.

It is the responsibility of each supervisor to train and supervise employees so that they are able to perform their jobs in a competent manner and in conformity with our procedures and guidelines, including the Code. When assigning responsibilities to an employee, supervisors must ensure that the employee has demonstrated the capability to discharge the assigned responsibility in conformity with the Code. Supervisors must also fully address all employee questions concerning the operation and requirements of the Code.

AS A SUPPLIER TO ORIENTAL, WE CONDUCT OUR BUSINESS ETHICALLY AND IN COMPLIANCE WITH APPLICABLE LAWS (THE “SUPPLIER’S CODE OF CONDUCT”)

I respect my employees’ legal and human rights and only rely on suppliers that respect their employees’ legal and human rights.

We respect our employees’ legal and human rights, and expect you, as a supplier of Oriental, to do the same, regardless of where your operations are located. We will not engage any supplier that infringes on its employees’ human rights and will terminate any agreement with a supplier that infringes on its employees’ human rights, or relies on suppliers that do so. Practices that infringe on employees’ human rights, include but are not limited to, employing child or forced labor, prohibiting employees from freely associating, providing a discriminatory, unhealthy, unsafe, harassing or abusive work environment, failing to pay a living wage, and violating any applicable labor and employment laws.

I operate my business in compliance with all applicable laws.

You must observe the spirit and the letter of the law in the conduct of your business and in the provision of goods or services to Oriental. You are expected to have internal policies and procedures in place to address any important legal and regulatory compliance risks of your business. Any illegal conduct may cause serious damage to our reputation and our business.

We will inform the applicable regulatory and law enforcement agencies of any and all suspicious activities or violations of certain laws.

Our Code does not state all laws that apply to you or us. However, a violation of any law is also a violation of our Code, regardless of whether such law is described in our Code.

I will not induce any director, officer, employee or agent of Oriental to violate the Code.

Our Code requires Oriental’s directors, officers, employees and agents to avoid situations that may cause an appearance of a conflict of interest. This is particularly important when they are tasked with selecting a supplier.

You must refrain from offering personal incentives or benefits to Oriental’s directors, officers, employees or agents who are responsible for awarding orders, contracts and commitments to you as a supplier of goods or services to Oriental. Company business of this nature must be conducted strictly on the basis of merit and, whenever appropriate and feasible, a competitive bidding process.

I will seek to conduct my business without causing harm to my clients, employees and community.

Our Code requires that you seek to minimize the social and environmental harms of your business to your key stakeholders. To such end, you will not mislead or abuse of your customers though false or misleading advertising or by offering products and services that harm your clients. You will treat your employees fairly and promote the hiring of a diverse workforce. You will also not conduct your business in a way that harms the environment. Oriental may from time to request that you collect and provide information in connection with the diversity of your workforce, your consumption of natural resources, and other aspects of your business that will permit Oriental to determine the societal and environmental impact of its suppliers. You will collaborate in good faith with such requests.

What happens if I do not comply with the Supplier’s Code of Conduct?

Oriental will seek to discontinue doing business with any supplier that violates this Supplier’s Code of Conduct, as may be in effect from time to time. Oriental will generally seek to only engage suppliers that agree to be bound by its Supplier’s Code of Conduct or that agree to comply with their own Code of Business Conduct and Ethics, provided that it contains substantially similar requirements.